

'Luni' Libes · 2nd

Entrepreneur, Author, Mentor,
Advisor, Impact Investor

Bainbridge Island, Washington, United
States · **Contact info**

500+ connections

 **9 mutual connections:** Tino Go, Stephanie Gripne, PhD, and 7 others

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 **Africa Eats**

Carnegie Mellon

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Fledge in 30 seconds
YouTube

Fledge is an intense accelerator for
companies that make a real difference in...



**Nonprofit v For-profit companies
two iconic Seattle companies - F**
YouTube

How much larger is the for-profit s
than the nonprofit sector? The tru

Experience



Chief Executive Officer
Africa Eats

Apr 2020 – Present · 1 yr 5 mos
pan-Africa

Africa Eats begins with 27 fledglings from Fledge, wraps them in a holding company, and with that creates a diversified, fast-growing, institutional-scale investment that aim to be public by 2024. A company with aggregate revenues across its 27 subsidiaries of over $7 million in 2019, growing 51% CAGR since 2014, all while growing the revenues of tens of thousands of smallholder African farmers and feeding millions of Africans.



Africa Eats -- Map (2020)



Africa Eats



Founder & Managing Director
Fledge

Feb 2012 – Present · 9 yrs 7 mos
Greater Seattle Area

Fledge is the conscious company accelerator, helping mission-driven for-profit companies through the complex path from idea through revenues. fledge.co



A tale of two iconic Seattle companies -...



What is Fledge?



Facilititator & Teaching others to replicate
The Angel Accelerator

Jan 2019 – Present · 2 yrs 8 mos

The Angel Accelerator is a hands-on, online program teaching individuals (and families) how to invest in early stage and growing impactful companies. theAngelAccelerator.com

 **The Angel Accelerator**



Chairman

Realize Impact

Sep 2013 – Present · 8 yrs
Greater Seattle Area

Realize Impact turns philanthropy into impact investments for donor advised funds (DAFs), family foundations, or for new philanthropic gifts.



Co-Founder

investorflow.org

Sep 2016 – Present · 5 yrs
Greater Seattle Area

investorflow.org provides the world's first online service that connects investors to like-minded investors. Both those they already know and those they've yet to meet.

...see more

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Education



Carnegie Mellon

BS, Math / Computer Science
1987 – 1991
Activities and Societies: Kappa Delta Rho, Mac Mach



University of Washington

M.S., Computer Science and Engineering
1999 – 2000
Activities and Societies: Co-taught "Software Entrepreneurship"

Skills & endorsements

Start-ups · 99+

 Endorsed by **Brian Schultz and 64 others who are highly skilled at this**

 Endorsed by **Sonja Price (mutual connection)**

Entrepreneurship · 99+

 Endorsed by **Gifford Pinchot III and 78 others who are highly skilled at this**

 Endorsed by **5 of 'Luni''s colleagues at Fledge**

Strategic Planning · 99+

 Endorsed by **Dr. Samuel Lee Hancock, CM and 2 others who are highly skilled at this**

 Endorsed by **3 of 'Luni''s colleagues at Presidio Graduate School**

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